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August 6, 2021

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Ms. Karen Rossotto

Re:	The Mexico Equity and Income Fund, Inc. Registration Statement on Form N-2 File Nos. 811-06111; 333-255543

Dear Ms. Rossotto:

On behalf of The Mexico Equity and Income Fund, Inc. (the “Fund”), this letter is in response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated May 27, 2021 regarding the Fund’s Registration Statement on Form N-2 filed on April 27, 2021 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”). Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

General

1.
We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:  The Fund acknowledges the comment. The incomplete portions of the Registration Statement will be finalized in a subsequent pre-effective amendment to the Registration Statement.

Blank Rome LLP | blankrome.com

August 6, 2021

2.
Please either confirm that the rights offering will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA has reviewed any proposed underwriting terms and other arrangements for the transaction described in the registration statement and has no objections.

Response:  The Fund confirms that the rights offering will not involve any arrangements among the Trust, any underwriters, and/or any broker dealers and therefore there will be no need for FINRA to conduct a review.

3.	Please include an auditor consent with the pre-effective amendment.
Response:  The Fund confirms that the auditor’s consent will be included as an exhibit to the Amendment.

4.
We note you are registering a non-transferable rights offering by which each Stockholder will receive one Right for each Share owned, with such Right entitling its holder to buy one new Share at a subscription price equal to 92.5% of the volume weighted average market price. It is anticipated that the subscription price will be at a discount to net asset value. The disclosure on page one under Purpose of the Offering indicates that your Board determined the Offering is in the best interest of the Fund and its Stockholders and discloses the primary reasons for the Board’s conclusion. However, it is unclear whether the Board considered alternatives, such as a transferable rights offering or a more limited/less dilutive non-transferable rights offering. It is similarly unclear how the Board considered the dilutive impact to investors of the offering. To the extent that the Board considered these items, please revise to address. In addition, please separately explain why the Fund and its Board believe an offering at this level of dilution is appropriate and consistent with the statutory policies of the Investment Company Act (see, e.g., section 1(b)(3)).

Response:  The Fund advises the Staff that the Board considered a transferable rights offering, but determined such an offering would have the same dilutive impact and would require the Fund to incur additional expenses.  In determining that the Offering was in the best interests of the Fund and its Stockholders, the Board found the benefit of increasing the Fund’s asset level outweighed the dilutive effects of the Offering.  Disclosure reflecting the foregoing has been added to the Board Considerations in Approving the Offering section of the Registration Statement.  The Fund advises the Staff that, because the Rights are offered equally to all of the Fund’s Stockholders, the Offering is consistent with SEC policy against issuing securities “containing inequitable or discriminatory provisions,” or failing to “protect the preferences and privileges of the holders of their outstanding securities” as provided in Section 1(b)(3) of the Investment Company Act of 1940 (the “1940 Act”).

August 6, 2021

5.
We note the cover page disclosure that “if there are not enough unsubscribed Shares to honor all additional subscription requests, the Fund may, in its sole discretion, issue additional Shares up to 200% of the Shares available in the Offering to honor additional subscription requests.” Please explain to us how this discretionary offering complies with section 23(b) of the Investment Company Act and is consistent with the statutory purpose, set forth in section 1(b)(3) of the Investment Company Act.

Response:  The Fund respectfully submits that the Offering complies with consistent with Section 23(b) of the 1940 Act. Section 23(b) of the 1940 Act provides that a registered closed-end company shall not sell any shares below then-current NAV except, among other exceptions, in connection with an offering to the holders of one or more classes of its capital stock.  The Offering falls under this exception as it is made to all the holders of the Fund’s common stock, who are entitled to participate fully in the Basic Subscription and the Additional Subscription Privilege. Likewise, the fact that the Rights are offered equally to all holders of the Fund’s common stock makes the Offering consistent with Section 1(b)(3) of the 1940 Act policy against issuing securities containing inequitable or discriminatory provisions. As noted in response #4 above, the Fund’s Board determined that the benefit of increasing the Fund’s asset level outweighed the dilutive effects of the Offering.  While Stockholders who do not fully participate in the Offering will experience dilution, such Stockholders will share in any of the potential benefits of the Fund’s increased asset level.

Prospectus

6.
Please clarify in the disclosure how long after the Expiration Date (a) a Shareholder who exercises the right to purchase a Basic Subscription will receive subscribed Shares and (b) a Shareholder who exercises the Additional Subscription Privilege will receive additional Shares, or add a cross-reference to where such information is presented in the prospectus.

Response: In response to the Staff’s comment, the fifth paragraph on the Cover page of the prospectus has been revised as follows:

“For information regarding the timing of the delivery of Shares to Stockholders who exercise their Rights, see “The Offering – Delivery of the Shares” below.”

August 6, 2021

7.
In the first line of the second page of the Cover, the disclosure states “The Rights are non-transferable and may not be purchased or sold.” Please clarify in the disclosure that only the underlying Shares will be listed for trading on the NYSE and a Shareholder cannot trade the Rights on the secondary market if he or she chooses not to exercise them.

Response: The requested disclosure has been added.

8.
On page 35, in the second paragraph of Taxation as a Regulated Investment Company, the disclosure states “With respect to the monthly distributions of investment company taxable income…it may be the case that any such distributions would result in a return of capital to the Stockholder.” Similar disclosure is included throughout the registration statement. Accordingly, please consider disclosure on the Cover stating that the Fund’s distributions may constitute a return of capital. If included, please highlight this disclosure in bold and also disclose, in a simple and understandable manner, what a return of capital is and its impact on shareholders (i.e., while distributions that represent a return of capital will generally not be taxable to shareholders, but rather these distributions may reduce a shareholder’s cost basis, which could result in shareholders having to pay higher taxes in the future when shares are sold, even when shares are sold at a loss from the original investment). Alternatively, please provide a cross-reference to this information in the prospectus.

Response: The Fund advises the Staff that the referenced disclosure referring to “monthly distributions” was inadvertently included and will be revised to reflect the fact that the Fund makes annual distributions which have not included return of capital.

Summary

9.
On page 2, at the end of Purpose of the Offering, an illustration of the extent of the dilutive effect when the Subscription Price is below net asset value on the Pricing Date is disclosed. Please include in the table, as appropriate, in addition to the Basic Subscription, the Additional-Subscription Privilege and the Over-Subscription Shares.

Response:  The requested disclosure has been added.

10.	On page 4, please include a subscription pricing date and share issuance date in your list of “Important Dates”.
Response:  The requested disclosure has been added.

Summary of Fund Expenses (page 5)

11.	In the fee table, please express the Offering expenses as a percentage of the Offering.
Response:  The requested disclosure has been added.

August 6, 2021

12.	Please confirm that the “Management Fees” line item of the fee table includes the base fee plus any performance adjustment.
Response:  The “Management Fees” line item of the fee table has been revised to include base fee plus any performance adjustment.

13.
Please add an explanatory footnote to the fee table describing the performance fee, including the Fund’s base fee, disclosing that the base fee may adjust up or down according to Fund performance relative to its benchmark index, as well as the amount of the adjustment (e.g., it can adjust up or down by X%) and the identity of the benchmark index.

Response:  The requested disclosure has been added.

14.	Please disclose the assumptions used to calculate the Example.
Response:  The Fund respectfully advises the Staff that the assumptions used to calculate the Example are set forth in footnote (4) below the table.

The Offering

15.	On page 8, please consider including the disclosure in the second sentence of The Subscription Price, beginning “For example… ,” on the prospectus Cover.
Response:  The requested disclosure has been added to the prospectus Cover.

16.
Also on page 8, please clarify the meaning of the statement that “[i]n the event that the Subscription Price is less than the Estimated Subscription Price, Over-Subscription Shares may be used by the Fund to fulfill any Shares subscribed for under the Basic Subscription.” Please also clarify the reference in (ii) to investors’ Additional Subscription Privilege Request as it is unclear what limits, if any, there are on the number of Shares that may be requested pursuant to such privilege.

Response:  The referenced sentence has been revised as follows:  “In the event that the Subscription Price is less than the Estimated Subscription Price, the Fund will apply the  excess amount paid by a Rights Holder towards the purchase of additional Shares and Over-Subscription Shares may be used by the Fund to fulfill such additional Shares. See “Method of Exercising Rights.”  There are no limits on the number of Shares a Rights Holder may request in the Additional Subscription Privilege.

August 6, 2021

Financial Highlights (page 15)

17.	Please update the Financial Highlights table for the most recent unaudited semi-annual period pursuant to Instruction 3 to Item 4 of Form N-2.
Response:  The Financial Highlights table has been updated as requested.

18.
We note the Fund’s net assets, as reflected in the financial highlights, was $16 million as of July 31, 2020. If the Fund’s size or secondary market liquidity present unique and material risks to investors, including the potential for delisting, then such risks should be highlighted in the Summary. In addition, given the Fund’s limited market capitalization, please explain why a three day volume weighted average market price was considered an appropriate pricing mechanism for the rights offering.

Response:  The Fund does not believe its size or secondary market liquidity present unique or material risks to investors.  The Fund advises the Staff that the Fund’s Board considered using the last trading price on the Expiration Date (or the next day) as the pricing mechanism but decided on a three-day VWAP precisely because of the low trading volume in order to limit the possibility of price manipulation.  If the Staff wishes to propose an alternative pricing mechanism that it believes is more appropriate, the Board will consider it.

Risk Factors

19.	On page 28, regarding the disclosure in Risks Related to this Offering, Non-Principal Risks, please address the following comments:
a)
In Anti-Takeover Provision Risk, the disclosure states that the Fund’s Charter and By- Laws “include provisions that could limit the ability of other persons or entities to acquire control of the Fund or to cause it to engage in certain transactions or to modify its structure.” Please specifically identify in your disclosure any changes made within the past year related to Anti-Takeover or similar defensive tactics.

Response:  The Fund advises the Staff that no changes related to Anti-Takeover or similar defensive tactics have been made to the Fund’s Charter and By-Laws within the past year.

b)
In Changes in Policies Risk, the disclosure states “The Fund's Directors may change the Fund's investment objective, investment strategies and non-fundamental investment restrictions without stockholder approval… .” If the Fund’s directors change its investment objective, will shareholders be given any notice? If so, please disclose so.

Response:  The Fund advises Staff that the Fund will provide sixty (60) days’ notice to its stockholders of any change to the Fund’s investment objective.  Disclosure to that effect has been added to the Changes in Policies Risk.

August 6, 2021

c)
In High Portfolio Turnover Rate Risk, the disclosure states “For the Fund’s most recent fiscal year ended July 31, 2020, the portfolio turnover rate was 372.66%.” Given this high turnover rate, please consider including disclosure of active trading and high portfolio turnover as a principal investment strategy of the Fund.

Response:  Disclosure has been added to the “Investment Strategies” section regarding active trading and the potential for a high portfolio turnover rate.

d)	As the Fund invests in debt securities as a principal investment strategy of the Fund, consider including the disclosure in Credit Risk and Interest Rate Risk as principal risks of the Fund
Response:  The referenced risks have been moved to the “Principal Risks” section of the Prospectus.

Description of Capital Structure

20.	On page 41, Trading and Net Asset Value Information, please update the information presented for the most recent quarter pursuant to Item 8.5.b of Form N-2.
Response:  The requested information has been added.

Statement of Additional Information

21.
On page 3, in Management, the heading of the last column of the table is “Other Directorships held by Director,” please add the phrase “over the past five years” to the heading of the column. See Item 18 of Form N-2. Please make corresponding changes to the information presented in the chart as may be necessary.

Response:  The requested revision has been made.

August 6, 2021

22.
On page 28, Financial Statements, please include hyperlinks to the financial statements incorporated by reference. Incorporate by reference the most recent unaudited semi- annual report pursuant to Instruction 1.a. to Item 24 of Form N-2.

Response:  The requested revisions have been made.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy